[Letterhead of Sullivan & Cromwell LLP]

October 22, 2021

By Hand and EDGAR

United States Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:	Andi Carpenter
Anne McConnell
Geoff Kruczek
Asia Timmons-Pierce

Re:	Sono Group N.V. Amendment No. 2 to Confidential Draft Registration Statement on Form F-1 Submitted September 20, 2021 CIK No. 0001840416

Ladies and Gentlemen:

On behalf of our client, Sono Motors (the “Company”), we are filing a registration statement on Form F-1 (the “Registration Statement”). The Company previously submitted Amendment No. 2 to its draft registration statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on September 20, 2021.

On behalf of the Company, we have set forth below the Company’s responses to the staff of the Commission’s (the “Staff”) comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

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Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-2-

Financial Statements, page F-1

1.	We note your responses to prior comments 7 and 9; however, it is not clear to us what the terms and conditions of your customer reservations are or whether you believe a customer reservation represents a binding purchase agreement. Please explain to us the terms and conditions of your customer reservations and explain if/how you determined whether a customer reservation represents a binding purchase agreement. We also note your reference to IFRS 15.12 which indicates that (i) a contract with a customer does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party and (ii) a contract is wholly unperformed if both of the following criteria are met: (a) the entity has not yet transferred any promised goods or services; and (b) the entity has not yet received … any consideration in exchange for promised goods or services. Although you indicate, in the case of the advance payments, you have received consideration from the customer, it appears to us that essentially all the advance payments you have received will be fully refundable without penalty before you anticipate you will have the ability to perform under these agreements and, currently, it is not clear you will have the ability to perform. Since it appears your customers may have a unilateral enforceable right to terminate the customer reservation, without penalty, please more fully explain to us how you considered these factors in your determination that your situation is comparable to a stand-ready obligation as described in IFRS 15.BC50 resulting in a partially performed IFRS 15 contract.

Response

The Company respectfully acknowledges the Staff’s comment and has summarized certain of the relevant terms and conditions from its customer contracts and set out its analysis below.

Summary of Relevant Terms and Conditions

According to the General Terms and Conditions for Vehicle Reservations and Right of Withdrawal, by entering into the reservation contract:

•	The customer acquires the right to purchase a vehicle (at a sales price specified in the reservation contract) from the Company as soon as such a vehicle is offered. The reservation contract gives the customer the right to purchase the car at the offer price, including rebates, if any, applicable at the time the reservation contract was entered into. Accordingly, the reservation contract protects the customer against future price increases, such as the planned price increase to €23.9 thousand, which the Company intends to implement starting from the 15,000th pre-order.

•	The Company is unable to opt out of (or otherwise terminate) the reservation contract and is required to offer a purchase contract for the vehicle to its customer as soon as the vehicle is available.

•	The Company’s customers have the right, under certain circumstances (see next bullet), to opt out of the reservation contract, in which case the Company is required, pursuant to the reservation contract, to refund the purchase price (without interest or any other form of compensation) to the customer.

•	Customers have the right to terminate the reservation contract (a) if the Company is unable to offer a vehicle purchase contract by a specified date (generally, between 18 months and two years from the date of execution of the reservation contract) or (b) upon receipt of the vehicle purchase contract. The customer is unable to terminate the reservation contract under any other circumstances.

IFRS 15 Analysis (Stand-Ready Obligation)

In accordance with IFRS 15.10, “a contract is an agreement between two or more parties that creates enforceable rights and obligations.” IFRS 15.12 goes on to indicate that “a contract does not exist if each [emphasis added] party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party” and that “a contract is wholly unperformed if… (a) the entity has not yet transferred any promised goods or services to the customer and (b) the entity has not yet received, and is not yet entitled to receive, any consideration in exchange for promised goods or services.” Finally, IFRS 15.BC50 indicates that “if only [emphasis added] the customer could terminate the wholly unperformed contract without penalty, the entity is obliged to stand ready to perform at the discretion of the customer.”

The Company has concluded that it has a stand ready obligation to perform pursuant to a customer contract in accordance with IFRS 15.10, 15.12 and 15.BC50 principally due to the fact that the termination rights contained in the contract are held solely by the customer.

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing	-3-

As the customer has performed under this contract by making an advance payment, the Company recognizes a contract liability (IFRS 15.105).

Although not decisive, the Company believes that there are also termination penalties inherent in the contract if a customer were to cancel: In case of cancellation, customers are not compensated for the time value of money, as the contracts are not cancelable immediately, but only at a certain point in the future as described above. If customers do not enter into a contract to purchase a vehicle (i.e., if they terminate their reservation contract), they relinquish their place in line to get a Sion at the relevant fixed purchase price.

Regulatory Determinations

While it does not directly factor into the analysis pursuant to IFRS 15, the Company notes that regulators in Germany have evaluated the arrangements it has with its customers and concluded that they represent vendor-customer relationships, not borrower-lender relationships. For example, the German tax authorities concluded that the consideration received by the Company in exchange for the reservation was subject to value-added tax (VAT), which would not be the case for a financing transaction. In line with this determination, the Company has in fact paid value-added tax (VAT) on the advance payments received.

Alternative View

Irrespective of the Company’s view expressed above that it has a stand ready obligation to deliver a vehicle to its customers, the Company also considered alternative views. The Company believes that even if no contract was entered into pursuant to IFRS 15.9, the arrangement would continue to be accounted for within the scope of IFRS 15, based on the interaction of the guidance set out in IFRS 15.5(c) and IFRS 9.2.1(j). If the IFRS 15.9 criteria were not met (yet), the Company would still recognize a liability pursuant to IFRS 15.15 and 15.16, which state that “the liability recognized represents the entity’s obligation to either transfer goods or services in the future or refund the consideration received. In either case, the liability shall be measured at the amount of consideration received from the customer.” As the Company recognizes a liability, i.e., a financial instrument, in the scope of IFRS 15, the arrangement would be in the scope of IFRS 15, as IFRS 9.2.1(j) states that “This Standard shall be applied by all entities to all types of financial instruments except: (j) rights and obligations within the scope of IFRS 15 that are financial instruments, […]”.

The above considerations led the Company to account for the “advance payments” in accordance with IFRS 15 and not IFRS 9.

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If you would like to discuss any aspect of this letter or the Registration Statement, please contact Krystian Czerniecki at +49-69-4272-5525 or by email (czernieckik@sullcrom.com) or Clemens Rechberger at +49-69-4272-5514 or by email (rechbergerc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Clemens Rechberger
Clemens Rechberger

cc:	Laurin Hahn, Sono Group N.V.
Jona Christians, Sono Group N.V.
Paul van der Bijl, NautaDutilh N.V.
James McDonald, Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Andrea Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP